**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70278

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BUCK HR SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 LEXINGTON AVE STE 2220

(No. and Street)

NEW YORK	**NY**	**10170-2220**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KARL W. LOHWATER (757) 525-0990   KWL@LOHWATER.LAW

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS STE 1100	**LOS ANGELES**	**CA**	**90067**
(Address)	(City)	(State)	(Zip Code)

09/15/2020		6567	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CONFIDENTIAL

OATH OR AFFIRMATION

I, KARL W. LOHWATER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUCK HR SECURITIES LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VICTORIA ISABEL HERNANDEZ
NOTARY PUBLIC
REGISTRATION # 8012345
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
NOVEMBER 30, 2026

Signature: Karl W Lohwater

Title:
CHIEF FINANCIAL OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BUCK HR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5(d) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

(CONFIDENTIAL TREATMENT REQUESTED)

BUCK HR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2022

TABLE OF CONTENTS

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Buck HR Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buck HR Securities LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 14, 2023

Buck HR Securities LLC
Statement of Financial Condition
At December 31, 2022

Assets

Cash	$168,839
Accounts Receivable	7,916
Deposits	2,436
Prepaid Insurance & Expenses	284
Total Assets	$179,475

Liabilities and Member's Equity

Liabilities

Due to Affiliate	$119,344
Accounts Payable & Accrued Liabilities	19,100
Total Liabilities	138,444
Member's Equity	$41,031
Total Liabilities and Member's Equity	$179,475

The accompanying notes are an integral part of these financial statements.

Buck HR Securities LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenues

Commissions and Concessions	$178,687
Total revenues	178,687

Expenses

Commissions – Related Party	$134,015
Compensation – Related Party	53,232
Professional Fees	41,720
Office Space and Office Expenses – Related Party	21,120
Information Technology	2,304
Regulatory Fees and Expenses	6,133
Insurance	1,085
Taxes, Licenses, and Fees	860
Bank Charges	555
Total Expenses	$261,024

Net Loss	$(82,337)

The accompanying notes are an integral part of these financial statements.

Buck HR Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Member's Equity at January 1, 2022	$67,604
Net Loss	(82,337)
Member Contributions	55,764
Member's Equity at December 31, 2022	$41,031

The accompanying notes are an integral part of these financial statements.

Buck HR Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities:

Net Loss	$(82,337)

*Adjustments to Reconcile Net Loss to
    Net Cash Used in Operating Activities:*

Accounts Receivable – Decrease	1,603
Deposits – Increase	(1,466)
Prepaid Expense – Decrease	285
Due to Affiliate – Increase	2,250
Accounts Payable & Accrued Liabilities - Increase	36,107
Total Adjustments	38,689
Net Cash Used in Operating Activities	(43,648)
Cash Flows from Financing Activities	
Member Contributions	55,764
Net Cash Provided by Financing Activities	55,764
Net Increase in Cash	12,116
Cash at January 1, 2022	156,723
Cash at December 31, 2022	$168,839

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:

Interest paid	$0
Income taxes paid (*see* Note 2)	$0

Supplemental Disclosure of Non-Cash Information
The Firm's Parent assumed the liability payable to Buck Global LLC and forgave that debt and converted it to a capital contribution in the amount of $55,764 during the year ended December 31, 2022.

The accompanying notes are an integral part of these financial statements.

1.   Organization and Nature of Business

Buck HR Securities LLC ("Firm") is a Delaware limited liability company formed on November 16, 2018. The Firm is a registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Firm obtained its FINRA membership and approval to begin its securities business on July 30, 2020. The Firm is a wholly-owned subsidiary of BCHR U.S. Acquisitions, Inc. and an indirect wholly-owned subsidiary of H.I.G. Middle Market LBO Fund II, L.P., a large private equity fund.

The Firm is engaged in a single line of business as a securities broker-dealer with a single class of services. The activities of the Firm comprise placing variable life insurance products and collecting commissions and concessions for such placements. The Firm places variable life insurance primarily for actuarial and employee benefit consulting clients of its sister company, Buck Global, LLC, or for employee benefits plans established and maintained by such clients of Buck Global, LLC.

On December 20, 2022, it was announced that Arthur J. Gallagher & Co. agreed to acquire Buck Global, LLC and the Firm, which acquisition will be accomplished by Arthur J. Gallagher acquiring all of the partnership interests of BCHR Holdings, L.P., which is a holding company between H.I.G. Middle Market LBO Fund II, L.P. and BCHR U.S. Acquisitions, Inc., the parent of both Buck Global, LLC and the Firm.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements include the accounts of the Firm only.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Firm is a disregarded entity for Federal income tax purposes. Income, expense, gain, loss, and credits arising from the Firm's business are included on the consolidated Federal income tax return that includes the Firm's Parent.

Income Taxes (continued)

The Firm applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Firm was not required to recognize any amounts from uncertain tax positions as of December 31, 2022. The Firm's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Firm will reflect such amounts in tax expense and income tax payable.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Cash and Cash Equivalents

The Firm's cash account is maintained at a bank and is fully insured up to $250,000 by the Federal Deposit Insurance Corporation. There are times when the cash balance may exceed $250,000. Management of the Firm regularly monitors the financial condition of the Bank. The Firm did not have any cash equivalents for the year ended December 31, 2022.

Leases

The Firm follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ACS Topic 842"). The Firm has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Firm accounts for existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2022) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Firm defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Firm elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Firm did not have any operating lease agreements for the year ended December 31, 2022.

3.   Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether performance obligations are satisfied at a moment in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Concessions

The Firm places variable life insurance and variable annuities for its customers and collects commissions and concessions for such placements. Each time the Firm places a variable life insurance or variable annuity, the Firm is entitled to a commission or concession. Commissions and concessions and related expenses are recorded on the trade date (the date that the Firm places the variable life insurance or variable annuity product with an insurance company). The Firm believes that the performance obligation is satisfied on the trade date when the underlying financial instrument or insurance contract is identified, the pricing is agreed upon, and the risks and rewards of ownership of the financial instrument or insurance contracts has been transferred to the customer.

The Firm had accounts receivable of $7,916 at December 31, 2022.

4.   Concentration of Credit Risk

For the year ended December 31, 2022, one customer accounted for approximately 91 percent of revenue earned by the Firm, and the same customer represents all of the accounts receivable at December 31, 2022.

5.   Commitments and Contingencies

In the normal course of its operations, the Firm enters into contracts and agreements that contain indemnifications and warranties. The Firm's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Firm that have not yet occurred. However, the Firm has not had any claims or losses pursuant to these contracts for the year ended December 31, 2022, and expects the risk of loss to be remote.

The Firm had not been named as a defendant in any litigation or arbitration at December 31, 2022.

5.   Commitments and Contingencies (Continued)

There are no other material commitments or contingencies. However, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

The Firm had no contingent liabilities as of December 31, 2022. The Firm has no obligations under operating leases at December 31, 2022. The Firm obtains its office facilities and services pursuant to its Expense Sharing Agreement with Buck Global LLC (see Note 6, below).

6.   Related Parties

The Firm has entered into an Expense Sharing Agreement with its sister company, Buck Global, LLC, pursuant to which Buck Global, LLC provides professional and administrative staff and office facilities and services to the Firm. The Firm pays Buck Global, LLC a percentage of its salary and overhead charges for benefits and office facilities and services for each employee secunded on a part-time basis to the Firm; the percentage is determined by an estimate of the percentage of time each secunded employee devotes to the Firm's business. These charges are reflected as expenses on the Statement of Operations. The Expense Sharing Agreement with Buck Global, LLC may be terminated by the Firm at the end of the initial one-year term or any one-year renewal.

The Firm's only indebtedness at December 31, 2022, comprised intercompany accounts payable of $119,344, which intercompany accounts payable are due on demand at no interest, and other accounts payable and accrued liabilities of $19,100 that are not owed to related parties.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

7.   Member's Equity

The Firm has only one class of membership interests (the limited liability company analogue of partnership interests) outstanding, and all such membership interests have the same rights. All of the Firm's membership interests are held by BCHR US Acquisitions, Inc.

8.   Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Firm had net capital of $36,331, which was $27,102 in excess of its required net

8.   Net Capital Requirements (Continued)

capital of $9,230. The Firm's net capital ratio (aggregate indebtedness to net capital) was 3.81:1.

The Parent and the Firm entered into an agreement in 2022 pursuant to which the Parent forgave amounts payable from the Firm to the Parent of $55,764 as of June 30, 2022, 2022. Such amount was a deemed capital contribution to the Firm.

As an SEC-registered and FINRA-member broker-dealer, the Firm must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Firm had a net loss of $82,337 for the year ended December 31, 2022. It is the intention of the Parent to continue to operate the Firm for the 12-month period from the date that these financial statements were issued and contribute the necessary capital to the Firm to maintain its operations, fund its ongoing expenses, and satisfy its net capital requirements under the SEC Uniform Net Capital Rule.

9.   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would required their provisions to be reflected in the financial statements for the year then ended. The Firm has either evaluated or is currently evaluation the implications, if any, of each of these pronouncements and the possible impact they may have on the Firm's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Firm and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10.   Subsequent Events

The Firm has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Firm has determined that there were no events which took place that would have a material impact on its financial statements.

Buck HR Securities LLC
Supplemental Information
Computation of Net Capital under Securities Exchange Act Rule 15c3-1
At December 31, 2022

Schedule I

Net Capital	
Total Member's Equity	$41,031
Total Member's Equity Allowed for Net Capital	41,031
Deductions and Charges	
Nonallowable Assets – Accounts Receivable and Other Assets	4,700
Net Capital	$36,331
Computation of Basic Net Capital Requirement and	
Minimum Net Capital Required	
Aggregate Indebtedness	
Accounts Payable, Accrued Expenses, and Due to Affiliate	$138,444
Total Aggregate Indebtedness	$138,444
Minimum Net Capital Required ($6\frac{2}{3}\%$ of Aggregate Indebtedness)	$9,230
Minimum Net Capital Required (Dollar Requirement)	5,000
Minimum Net Capital Required	$9,230
Excess Net Capital	$27,102
Ratio of Aggregate Indebtedness to Net Capital	3.81:1

There are no material differences between the Net Capital calculation shown above and the most recently filed December 31, 2022, Form X-17A-5 Part IIA (FOCUS) filing.

See Report of Independent Registered Public Accounting Firm

11

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Buck HR Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Buck HR Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buck HR Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Buck HR Securities LLC stated that Buck HR Securities LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Buck HR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buck HR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 14, 2023



Buck HR Securities LLC
Management Statement Regarding Compliance with
the Exemptive Provisions of SEC Rule 15c3-3

Buck HR Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5, 17 C.R.R § 240.17a-5, "Reports to be made by certain brokers and dealers." This Exemption Report for the year ending December 31, 2022, was prepared as required by Rule 17a-5(d)(1) & (4). To the best of its knowledge and belief, the Firm states the following:

1) The Firm claimed an exemption from Rule 15c3-3, 17 C.F.R. § 240.15c3-3, "Customer protection – reserves and custody of securities, " under the provisions of Rule 15c3-3(k)(1) for the year ending December 31, 2022.
2) The Firm met the identified exemption provisions in Rule 15c3-3(k)(1) throughout the year ending December 31, 2022, without exception.

I, Karl W. Lohwater, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Karl W Lohwater

Karl W. Lohwater
Chief Financial Officer and
Financial and Operations Principal
Buck HR Securities LLC